SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dw 8/7

SEKISUI HOUSE

News Release

Sekisui House Announces Revision of Business Forecast

July 31, 2006 - Sekisui House, Ltd. today announces that our forecast for the year ending January 31, 2007, which was published on March 1, 2006, is now revised as set forth below. The main reasons for the revision are: about two-thirds of Akasaka Garden City building office (Minato-ku, Tokyo), the sale of which was originally scheduled for the second half of this fiscal year, was sold in the first half of this fiscal year at a greater value than was originally expected.

1. Consolidated first half of Fiscal 2006 (Feb. 1, 2006 - July 31, 2006)

(million of yen)

	Net sales	Recurring income	Net income
Previous forecast (A)	764,000	37,500	20,000
Revised forecast (B)	810,000	73,000	42,000
(B – A)	46,000	35,500	22,000
(B – A) / A	6.0%	94.7%	110.0%
First half of Fiscal 2006	737,766	38,854	19,854

2. Non-consolidated first half of Fiscal 2006 (Feb. 1, 2006 - July 31, 2006)

(million of yen)

	Net sales	Recurring income	Net income
Previous forecast (A)	580,000	30,000	17,500
Revised forecast (B)	625,000	64,000	38,500
(B – A)	45,000	34,000	21,000
(B – A) / A	7.8%	113.3%	120.0%
First half of Fiscal 2006	560,933	30,046	15,485

3. Consolidated fiscal 2006 (Feb. 1, 2006 - Jan. 31, 2007)

(million of yen)

	Net sales	Recurring income	Net income
Previous forecast (A)	1,610,000	95,000	52,000
Revised forecast (B)	1,610,000	110,000	60,00
(B – A)	-	15,000	8,000
(B – A) / A	-%	15.8%	15.4%
Fiscal 2006	1,501,857	81,699	43,029

4. Non-consolidated fiscal 2006 (Feb. 1, 2006 - Jan. 31, 2007)

(million of yen)

	Net sales	Recurring income	Net income
Previous forecast (A)	1,245,000	77,000	43,500
Revised forecast (B)	1,245,000	92,000	51,500
(B – A)	-	15,000	8,000
(B – A) /A	-%	19.5%	18.4%
Fiscal 2006	1,145,540	63,146	33,003

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For further information, please contact:

Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

July 31, 2006

By: Yoshiro Kubota
Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters